

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

<u>VIA U.S. MAIL AND FACSIMILE</u>

Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

   Re: **Oil States International, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 22, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed April 1, 2010
      File No. 1-16337

Dear Ms. Taylor:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Roger Schwall
         Assistant Director